Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2017 Financial Results

NESS ZIONA, Israel - March 27, 2018 - Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (NASDAQ and TASE: FRSX), today reported financial results for the fourth quarter and full year 2017. Foresight ended the fourth quarter of 2017 with $21.8 million in cash and short-term deposits, with GAAP net loss for the full year 2017 of $15.9 million and with non-GAAP net loss of $5.3 million.

“The excitement for Foresight’s life-saving automotive vision solutions continues to grow,” commented Foresight Chief Executive Officer Haim Siboni. “Most recently, our innovative QuadSight vision system drew a tremendous amount of attention at the International Consumer Electronics Show in Las Vegas. We have also seen considerable progress in China, as Foresight concluded pilot programs with multiple leading Chinese car manufacturers during 2017. In the coming year, we will continue to leverage our industry-leading technology through pilot tests and commercial partnerships, leading us to long-term success.”

Fourth Quarter 2017 Financial Results

●	Research and development (R&D) expenses for the three months ended December 31, 2017 were $1,670,000, compared to $308,000 in the three months ended December 31, 2016. General and administrative (G&A) expenses for the three months ended December 31, 2017 were $732,000, compared to $645,000 in the three months ended December 31, 2016. This increase is attributed mainly to accelerated employee recruitment and is comprised primarily of payroll and related expenses, stock-based compensation expenses and subcontracted services expenses.

●	GAAP net profit for the three months ended December 31, 2017 was $6,493,000, or $0.06 per ordinary share, compared to a GAAP net loss of $1,019,000, or $0.01 per ordinary share, in the three months ended December 31, 2016. The decrease is attributed mainly to the revaluation of derivative warrant liability, and revaluation of other investments (mainly the warrants we hold in Rail Vision Ltd.).

Non-GAAP net loss for the three months ended December 31, 2017 was $977,000 or $(0.01) per ordinary share compared to a non-GAAP net loss of $1,032,000, or $(0.01) per ordinary share, in the three months ended December 31, 2016.

Full Year 2017 Financial Results

●	R&D expenses for the full year ended December 31, 2017 were $4,089,000, compared to $904,000 in the full year ended December 31, 2016. The increase is attributed to acceleration in Research & Development efforts and employee recruitment, and is comprised primarily of payroll and related expenses, stock-based compensation expenses and subcontracted services expenses.

●	G&A expenses for the full year ended December 31, 2017 were $3,753,000, compared to $2,627,000 in the full year ended December 31, 2016. The increase is attributed primarily to payroll and related expenses, stock-based compensation expenses and expenses related to service providers.

●	GAAP net loss for the full year ended December 31, 2017 was $15,942,000, or $(0.17) per ordinary share, compared to a GAAP net loss of $1,913,000 or $(0.03) per ordinary share, in the full year ended December 31, 2016. The increase is attributed mainly to the increase in R&D expenses, the increase in stock-based compensation expenses, and the increase in revaluation of derivative warrant liability.

Non-GAAP net loss for the full year ended December 31, 2017 was $5,274,000 or $(0.06) per ordinary share compared to a non-GAAP net loss of $3,355,000 or $(0.05) per ordinary share, in the full year ended December 31, 2016.

	Full year ended December 31,		Three months ended December 31,
(thousands of U.S. dollars, except per share data)	2017	2016	2017	2016
GAAP Results
Net (loss) profit	$(15,942)	$(1,913)	$6,493	$(1,019)
Basic and diluted (loss) profit per share	(0.17)	(0.03)	0.06	(0.01)
Non-GAAP Results
Net loss	$(5,274)	$(3,355)	$(977)	$(1,032)
Basic and diluted loss per share	(0.06)	(0.05)	(0.01)	(0.01)

A reconciliation between GAAP operating results and non-GAAP operating results is provided in the following financial statements that are part of this release. Non-GAAP results exclude stock-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $21.8 million as of December 31, 2017, compared to $3.8 million on December 31, 2016. The increase compared to December 31, 2016 is attributed mainly to the proceeds received from private placements that occurred in the first half of 2017, totaling $11.6 million gross ($10.7 net) proceeds and to the warrants exercise proceeds, equal to $12.6 million, less the cash used during the period.

●

GAAP shareholders’ equity totaled $24.8 million as of December 31, 2017, compared to $4.7 million as of December 31, 2016.

Non-GAAP shareholders' equity totaled $22.9 million as of December 31, 2017, compared to $4.8 million as of December 31, 2016.

	As of December 31,
(thousands of U.S. dollars)	2017	2016
GAAP Results
Shareholders' equity	$24,817	$4,669
Non-GAAP Results
Shareholders' equity	$22,921	$4,800

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A reconciliation between GAAP shareholders' equity results and non-GAAP shareholders' equity results is provided in the following financial statements that are part of this release. Non-GAAP results exclude derivative warrant liability and revaluation of other investments.

Recent Corporate Highlights:

●	Demonstrated QuadSightTM vision system at CES 2018: Foresight exhibited its groundbreaking QuadSightTM vision system at CES 2018 in Las Vegas, drawing considerable attention including a feature on CNBC’s “Halftime Report.” Foresight demonstrated the quad-camera vision system’s industry-leading obstacle detection in all lighting and weather conditions.

●	Increased stake in Rail Vision following successful trial in Europe: Foresight increased its stake in Rail Vision Ltd. by exercising warrants on 11,486 of Rail Vision’s ordinary shares for an aggregate of $2.24 million. As of the date hereof, Foresight holds 32.16% of the issued and outstanding share capital of Rail Vision and 35.39% on a fully diluted basis.

●	Completed Pilot Project with One of China’s Largest Car Manufacturers: Foresight successfully completed its previously-announced pilot project with one of China’s top three largest car manufacturers, meeting the pre-defined requirements and criteria established for success. Foresight’s Eyes-OnTM system was tested in both controlled and uncontrolled environments against both predefined and incidental targets. The parties have agreed to examine potential opportunities for cooperation.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company's earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company's ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that it will continue to leverage industry-leading technology through pilot tests and commercial partnerships and that it will examine potential opportunities for cooperation in the coming months. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

FORESIGHT INVESTOR RELATIONS

Miri Segal-Scharia

MS-IR LLC

917-607-8654

msegal@ms-ir.com

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2017	As of December 31, 2016
ASSETS

Current assets:
Cash and cash equivalents	$9,636	$3,364
Short term deposits	12,169	390
Marketable equity securities	22	-
Other Investments	2,361	-
Other receivables	482	104
Total current assets	24,670	3,858

Non-current assets:
Marketable equity securities	-	18
Investment in affiliate company	1,404	1,248
Other investments	1,672	66
Fixed assets, net	289	67
	3,365	1,399

Total assets	$28,035	$5,257

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$330	$104
Other accounts payable	817	353
Total current liabilities	1,147	457

Derivative warrant liability	2,071	131
Total liabilities	3,218	588

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-
Additional paid-in capital	44,114	8,024
Accumulated deficit	(19,297)	(3,355)
Total shareholders’ equity	24,817	4,669

Total liabilities and shareholders’ equity	$28,035	$5,257

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDRES' EQUITY U.S. dollars in thousands

	As of December 31, 2017	As of December 31, 2016
GAAP Shareholders' equity	24,817	4,669
Revaluation of other investments	(3,967)	-
Derivative warrant liability	2,071	131
Non-GAAP Shareholders' equity	22,921	4,800

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
Research and development expenses, net	(4,089)	(904)	(1,670)	(308)

Marketing and sales	(1,015)	(224)	(239)	(64)

General and administrative expenses	(3,753)	(2,627)	(732)	(645)

Operating loss	(8,857)	(3,755)	(2,641)	(1,017)

Equity in net loss (gain) of an affiliated company	(156)	108	(882)	108

Financing income (expenses), net	(7,241)	1,950	8,253	106

Net (loss) profit	(15,942)	(1,913)	6,494	(1,019)

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2017	2016	2017	2016
GAAP operating loss	(8,857)	(3,755)	(2,641)	(1,017)
Stock-based compensation in research and development	491	-	146	-
Stock-based compensation in sales and marketing	443	-	89	-
Stock-based compensation in general and administrative	1,521	405	157	81
Non-GAAP operating loss	(6,402)	(3,350)	(2,249)	(936)

GAAP Financing income (expenses), net	(7,241)	1,950	8,253	106
Revaluation of derivative warrant liability	12,180	(1,847)	(3,894)	(94)
Revaluation of other investments	(3,967)	-	(3,967)	-
Non-GAAP financing (expenses) income, net	972	103	392	12

GAAP net profit (loss)	(15,942)	(1,913)	6,494	(1,019)
Stock-based compensation expenses	2,455	405	391	81
Revaluation of other investments	(3,967)	-	(3,967)	-
Revaluation of derivative warrant liability expenses/ income	12,180	(1,847)	(3,894)	(94)
Non-GAAP net loss	(5,274)	(3,355)	(977)	(1,032)

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